Exhibit 1.01

Elbit Systems Ltd.
Conflict Minerals Report
For Year Ended December 31, 2014
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction
This is the Conflict Minerals Report (this “Report”) of Elbit Systems Ltd. (together with its subsidiaries, “Elbit Systems” or “we”) for calendar year 2014 presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934.
The Rule has been adopted by the U.S. Securities and Exchange Commission ("SEC") under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Pursuant to the Rule, publicly traded companies such as Elbit Systems must report to the SEC whether “conflict minerals” (tantalum, tin, tungsten and gold) (“3TG”) originating in the Democratic Republic of Congo ("DRC") or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (the “covered countries”) are present in the products the reporting companies manufacture or contract to manufacture, if the 3TG are necessary to the functionality or production of a product. The Rule was adopted since the sale of 3TG mined in the covered countries has funded armed conflicts in that region, and those conflicts have led to numerous human rights abuses and atrocities.
If a reporting company has reason to believe that its products may contain necessary 3TG then the company must conduct a reasonable country of origin inquiry ("RCOI"), through due diligence of its supply chain, designed to determine whether the 3TG originated in the covered countries. If, based on the RCOI, the reporting company knows or has reason to believe that: (1) any of the necessary 3TG contained in its products may have originated in a covered country and (2) such 3TG may not be solely from recycled or scrap sources or was not processed by a smelter approved from a conflict minerals compliance perspective, then the company must conduct further due diligence to determine whether the necessary 3TG contained in the company's products financed, directly or indirectly, armed groups in the covered countries. Products are considered "DRC conflict free" if they do not contain necessary 3TG that directly or indirectly finance or benefit armed groups in the covered countries.
Unless otherwise defined herein, the terms used in this Report have the meanings ascribed to them in the Rule, Form SD and SEC Release No. 34-67716 issued by the SEC on August 22, 2012.
Company Overview
Elbit Systems is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. We operate in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance, unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. We also focus on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
Elbit Systems designs, develops and manufactures a broad portfolio of sophisticated systems and products in numerous programs for our customers around the world. Such products and systems often include a range of electronic components. We purchase these components from a supply chain consisting of thousands of suppliers and/or manufacturers.

Conflict Minerals Compliance Policy

Elbit Systems’ policy is to use “conflict free” 3TG in our products, and we support recent government and industry actions to increase supply chain transparency to facilitate the ability of companies to source conflict free 3TG.

As part of our efforts to procure conflict free 3TG, we adopted a Conflict Minerals Compliance Policy that is published on our website: www.elbitsystems.com under “About - Ethics and Conduct - Conflict Minerals Compliance Policy”.

Pursuant to our Conflict Minerals Compliance Policy, and as further described in this Report, we are taking measures to meet the applicable reporting obligations under the Rule, including enhancing our supply chain due diligence and internal controls relating to 3TG. We are committed to sourcing materials from companies that share our values with respect to human rights, ethics and environmental responsibility. These supply chain values are reflected in our Supplier Code of Conduct which can be found on our website: www.elbitsystems.com under “About - Ethics and Conduct - Supplier Code of Conduct”.

Our policy relating to conflict minerals is an important part of our overall policy regarding responsible supply chain management, and our Supplier Code of Conduct calls for our supply chain to adopt our Conflict Minerals Compliance Policy.

Conflict Minerals Determination

As a company engaged in the supply of products that contain electronic components, Elbit Systems is several levels removed from the actual mining of 3TG. We do not purchase raw core or unrefined 3TG and do not have a direct procurement relationship with any smelters or refiners. We also do not make any purchases in the covered countries.

We conducted a review of the 3TG contained in our systems and products and determined that certain of the 3TG are necessary to the functionality or production of electronic components contained in some of our systems and products. Pursuant to the measures described below, we determined that those of our systems and products that contain such necessary 3TG are “DRC conflict undeterminable.”

Independent Private Sector Audit

This Report has not been subject to an independent private sector audit, as allowed under the Rule for reporting companies whose products are DRC conflict undeterminable in 2014.

Measures Taken in RCOI Process

In order to implement our Conflict Minerals Compliance Policy and conduct our RCOI process Elbit Systems adopted a number of measures. These measures are based on internationally recognized practices, including those of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the "OECD Guidelines").

In addition to adopting our Conflict Minerals Compliance Policy, our compliance methodology includes several steps that are consistent with the OECD Guidelines. These steps include:

(1)	establishing a multi-disciplinary conflict minerals compliance and management review team,

(2)	identifying applicable risks in the supply chain,

(3)	adopting a dedicated due diligence methodology for the RCOI,

(4)	monitoring the due diligence process,

(5)	analyzing and reporting on the due diligence process, and

(6)	taking measures to reduce identified risks.

Conflict Minerals Compliance and Management Review Team

We established a multi-disciplinary internal conflict minerals compliance and management review team that implements and monitors our Conflict Minerals Compliance Policy and RCOI process. This team consists of specifically designated personnel from our purchasing, quality assurance, operations, materials engineering, information technology and legal departments. This team developed and is implementing the RCOI process and also monitors overall compliance with our Conflict Minerals Compliance Policy. The team is supported by outsourced services from specialists in the conflict minerals due diligence process.

Identification of Supply Chain Risks

We identified suppliers in our supply chain that could potentially supply components containing 3TG. With the participation of our purchasing, quality assurance and materials engineering departments, we conducted a review of potential risks in our supply chain with respect to conflict minerals compliance. This review addressed both the potential for particular products to include 3TG as well as a process to establish prioritization of applicable suppliers for purposes of the RCOI.

Due Diligence Measures

Following the risk identification process we began a dedicated due diligence process with the relevant suppliers, including both suppliers of standard parts and suppliers of parts built to specifications, to determine the conflict minerals status of the 3TG used in our manufacturing and other processes.

Our due diligence measures are based on best practices, including the OECD Guidelines. Such measures include conducting a supply-chain survey with direct suppliers of materials potentially containing 3TG using a questionnaire based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template for RCOI (the "EICC/GeSI Template"). Among other information, suppliers are requested to identify the following under the EICC/GeSI Template:

(1)	the country of origin of the 3TG contained in the components or products it provides to Elbit Systems,

(2)	the smelters in the supplier's supply chain for such 3TG,

(3)
whether such smelters have been confirmed as being in compliance with the Conflict Free Sourcing Initiative ("CFSI") Conflict Free Smelter list or similar lists relating to smelter conflict minerals compliance,

(4) whether the supplier has its own conflict minerals policy that requires its own suppliers to be conflict minerals free, and

(5)	whether the supplier uses the EICC/GeSI Template to conduct due diligence with its own suppliers.
Our supply chain consists of thousands of suppliers. We prioritized our activities based on the nature and volume of components being supplied and the monetary value of purchases from a particular manufacturer. Our due diligence efforts to date have been conducted in two prioritization phases. The first phase of prioritization of our conflict minerals supply chain due diligence consists of approximately 300 suppliers, and responses to our due diligence questionnaire have been received from more than 90% of such suppliers. The second phase of prioritization covers approximately 2,000 suppliers, of which more than 75% have completed the due diligence questionnaire. These two phases cover the significant majority of our total 3TG supply chain.
Our due diligence is conducted through a dedicated questionnaire process, and in some cases with the support of third party due diligence providers. Specific members of our conflict minerals compliance team monitor the due diligence questionnaire response process, and other members of the team provide overview of the overall process. The due diligence process categorizes suppliers’ responses regarding 3TG under one of the following six conflict mineral risk categories:

1.	Free - No 3TG - The product does not contain 3TG or 3TG are not necessary to the functionality or production of the product.

2.	Free - Not From Covered Countries - The 3TG being used in the product do not originate from a covered country.

3.	Free - Approved Smelters - The 3TG being used in the product originate from a covered country - but the smelters are approved by the Conflict Free Sourcing Initiative (CFSI) or similar program.

4.	Undetermined - Not from Covered Countries - It is not clear if the 3TG being used in the product originate from a covered country.

5.	Undetermined - from Covered Countries - The 3TG being used in the product originate from a covered country, but it is not clear if the smelters are approved by the CFSI program.

6.	Not Free - 3TG being used in the product originate from a covered country and the smelters are not approved by the CFSI or similar program.

Determination Based on RCOI
As a result of the RCOI due diligence measures described above, we determined that our systems and products, for which 3TG are necessary to the functionality or production thereof, are DRC conflict undeterminable. Elbit Systems made this determination due to a lack of sufficient information to date from our suppliers to conclude to what extent the 3TG we purchased originated in the covered countries and, if so, whether such 3TG were from recycled or scrap sources, were from approved smelters, were DRC conflict free or have not been found to be DRC conflict free. Our due diligence measures to date have identified a significant amount of partial information relevant to the source of 3TG in our supply chain. However. due to the large number of suppliers, the multi-tiered nature of our supply chain and the complexity of our products and manufacturing processes, as of the date of this Report the majority of our suppliers have not provided definitive responses regarding the conflict minerals status of their products. Further information still needs to be obtained in order to make a determination as to whether all of our products and processes are DRC conflict free.

Ongoing Measures

Consistent with our Conflict Minerals Compliance Policy, Elbit Systems intends to continue with the due diligence process, including verification of identified smelters against the CFSI list and follow up due diligence on high risk category suppliers. We also intend to enhance other measures to further reduce the risk of purchasing 3TG that are not DRC conflict free.

Conflict Minerals Disclosure

This Report may be found on our website: www.elbitsystems.com under the heading “About - Ethics and Conduct - Conflict Minerals Compliance Policy”.